FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM to Present at Scotia Capital Apps Conference	1
2.	RIM Announces Wireless Achievement Award Recipients	3

Document 1

May 4, 2011
FOR IMMEDIATE RELEASE

RIM to Present at Scotia Capital Apps Conference

Waterloo, ON –Tyler Lessard, Vice President of Global Alliances and Developer Relations at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the Scotia Capital Apps Conference on May 11, 2011.  The presentation, which is scheduled to begin at approximately 9:30a.m.Eastern Time, will be available via live conference call which can be accessed by dialing 1-800-659-2165 (North American Toll Free) or +1-416-359-3131 (International Toll). A replay of the event will also be available for two weeks following the event and can be accessed by dialing 1-800- 558-5253 (North American Toll Free) or +1-416-626-4100 (International Toll), Reservation # 21522243.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

Document 2

May 4, 2011

FOR IMMEDIATE RELEASE

RIM Announces Wireless Achievement Award Recipients

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the recipients of this year's Wireless Achievement Awards at BlackBerry® World™ 2011.

The Wireless Achievement Awards are presented to customers who are doing business in new and innovative ways with BlackBerry products and services. These customers have mobilized corporate systems to help increase performance, impact the bottom line and simplify life for their employees.

A list of all finalists follows below, along with a brief summary of information and results provided by each award recipient. The awards fall into four categories: Attendee Choice, Business Impact, Innovation In Private Sector, and Innovation In Public Sector.

Attendee Choice Award
New this year at BlackBerry World is the Attendee Choice Award.  This award allowed BlackBerry World attendees to vote for one of the three finalists representing applications developed by a business for its customers.

Winner: The Delta mobile app has been designed to provide Delta air line travelers with a faster, more informed travel experience. Designed to make flying with Delta Air Lines even more convenient, travelers can see their SkyMiles balance and status, look-up flight schedules, complete mobile check-in, save and use e-boarding passes, track flights and view upcoming trips. With the BlackBerry® Push Service, customers get near real-time notifications, such as flight schedule and gate changes along with the capability to re-book a cancelled or delayed flight – all from within the app. The app also cleverly uses the BlackBerry smartphone camera to setup a parking reminder to help when returning from a trip. The Delta app was built in partnership with Kony Solutions.

Finalists:
•	CIBC
•	Sherwin-Williams

Business Impact
This award recognizes organizations that have deployed a wireless solution that has made a significant impact to their business.

Winner: Chiesi Farmaceutici -- Chiesi Farmaceutici S.P.A. is an Italian pharmaceutical company. To show the efficacy of aspecific drug for the treatment of Chronic Obstructive Pulmonary Disease (COPD), Chiesi began a clinical trial involving 2,000 patients in 19 countries. Working with TechMobile, a BlackBerry® Alliance Program member, Chiesi developed a BlackBerry® application that is designed to let trial patients securely submit a daily health questionnaire about their symptoms. Data is collected automatically by a central system. Chiesi choose the BlackBerry® solution because of its security features. The trial is achieving a 94% patient compliance rate and saved Chiesi €5 million verses the traditional paper process.

Finalists:
•	Carmedic
•	USG People

Innovation In Private Sector
This award recognizes organizations that have used wireless solutions in innovative ways in healthcare, public safety and government.

Winner: UPMC -- UPMC is a global health enterprise headquartered in Pittsburgh, Pennsylvania with approximately 50,000 employees and 400 outpatient sites. UPMC deployed BlackBerry® smartphones with SmartRoom technology to nurses, transporters and clinicians at UPMC Mercy, one of its 20 hospitals. The SmartRoom pulls data from the electronic medical record (EMR) to display patient room assignments, tasks and vital patient information on screens at the nurses’ stations and now on the BlackBerry smartphone. In the hospital unit where the pilot took place, health care providers have improved call-response time, reduced time looking for people or information and reduced the noise levels in and around patient rooms.

Finalists:
•	Emirates Group
•	LILA Asturias

Innovation In Public Sector
This award recognizes organizations that have deployed new, innovative wireless solutions to drive business productivity.

Winner: Chatham-Kent Police Service -- Chatham-Kent Police Service (CKPS) is responsible for an area spanning 2,400 sq km in southwestern Ontario, Canada. They use a two-factor authentication system, with a BlackBerry® Smart Card Reader and SafeNet® Smart Card technology. The solution passed extensive threat and risk assessments before receiving approval from the Ontario Police Technology Information Cooperative (OPTIC). Confident they had a secure solution, BlackBerry® smartphones were rolled out with a suite of applications including Niche-RMS (access to criminal record and transportation databases), MPATracking (dispatch monitoring of officers’ locations), MPABeatBlog (daily briefing tool), and MPADictation (for officers to capture notes and data while on site).

Finalists:
•	Mississippi Department of Transportation
•	University Hospitals Birmingham

For more information on the Wireless Achievement Awards program, please visit http://www.blackberryworld.com/waa

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 4, 2011	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations